SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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January 23, 2015

Anna Nguyen Parker
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E. Washington D.C. 20549

Re:	Knightsbridge Shipping Limited Registration Statement on Form F-4 and Documents Incorporated by Reference Filed November 18, 2014 File No. 333-200319

Dear Ms. Parker:
This letter sets forth the response of Knightsbridge Shipping Limited (the "Company") to the comment letter dated December 15, 2014 (the "Comment Letter") of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's registration statement on Form F-4 filed on November 18, 2014 (the "Registration Statement").  The Company has today filed its amended registration statement on Form F-4 via EDGAR (the "Amended Registration Statement"), which responds to the Staff's comments contained in the Comment Letter.  The Amended Registration Statement also includes certain updates related to the passage of time.
Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Registration Statement.  The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.  For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold text.  We will also supplementally provide the Staff with a redline of the Amended Registration Statement showing changes made from the Draft Registration Statement.  Page numbers referenced are to the Amended Registration Statement.
Form F-4
Inside Cover Page
1.	The first time you discuss Mr. John Fredriksen, please disclose his relationship to Golden Ocean and Knightsbridge.
In response to the Staff's comment, at first mention of Mr. John Fredriksen, the Company has disclosed his relationship to Golden Ocean and Knightsbridge.
Questions and Answers About the Special General Meeting, page 1
2.	Please add a question and answer addressing how the share exchange ratio was determined.
In response to the Staff's comment, the Company has added a question and answer addressing how the share exchange ratio was determined on page 1.

Summary, page 7
3.	Consistent with Item 6 of Form F-4, please discuss the contacts that gave rise to the merger negotiations and resulted in the signing of the definitive merger agreement. You should also describe the most significant issues addressed in negotiating the terms of the merger.
In response to the Staff's comment, the Company has added disclosure beginning on page 93 about the contacts that gave rise to the merger negotiations and the most significant issues addressed in negotiating the terms of the merger that resulted in the signing of the definitive merger agreement.
Accounting Treatment, page 12
4.	We note from the discussion on page 12 that the combination of Knightsbridge and Golden Ocean will be accounted for as a business combination using the acquisition method of accounting under ASC 805, with Knightsbridge selected as the accounting acquirer under this guidance. Please significantly expand your discussion here to explain the various factors that were considered in determining that Knightsbridge should be treated as the accounting acquirer in the merger transaction. For example, your revised discussion should explain how the facts that Golden Ocean is the larger entity, management of the Combined Company will continue to be Golden Ocean management, and the name of the Combined Company will be change to Golden Ocean Group, were considered in your determination of accounting acquirer. Your revised discussion should also explain the composition of the Combined Company's board of directors and how that was considered in making this determination. The discussion in Note 3 to the pro forma financial information section of the registration statement should be similarly revised to explain in further detail all of the factors considered by management in determining that Knightsbridge is the accounting acquirer.
In response to the Staff's comment, the Company has added disclosure explaining why Knightsbridge should be treated as the accounting acquirer in the merger transaction and made corresponding changes in Note 3 to the pro forma financial information and has amended the disclosure in "Accounting Treatment" on page 15 of the Amended Registration Statement.
Risk Factors, page 13
Risks Related to the Merger Transactions, page 13
Certain of the Companies' directors, executive officers and major shareholders, page 13
5.	Please revise this risk factor to quantify the monetary interest that will be received by the related party shareholders in this transaction.
In response to the Staff's comment, the Company has revised this risk factor on page 17 to quantify the monetary interest that will be received by the related party shareholders in this transaction.
The Company respectfully advises the Staff that it does not believe that the monetary interest resulting from the difference in market value at a given time of the Knightsbridge shares to be received and the Golden Ocean shares to be forfeited as part of the Merger provides accurate or helpful information since the market prices of the common stock of both companies constantly fluctuate within their respective trading markets.

Unaudited Pro Forma Condensed Combined Financial Information, page 35
Unaudited Pro Forma Condensed Combined Statement of Operations, page 37 and 38
6.	Please revise to disclose the historical weighted-average number of common shares outstanding and earnings per share data for Golden Ocean for the six months ended June 30, 2014 and the year ended December 31, 2013.
In response to the Staff's comment, the Company has revised this section to disclose the historical weighted-average number of common shares outstanding and earnings per share data for Golden Ocean for the six months ended June 30, 2014 and the year ended December 31, 2013.
Note 3. Accounting for the Combination, page 40
7.	You state that, for pro forma purposes, the valuation of consideration transferred is based on the number of common shares to be issued by Knightsbridge, and that Knightsbridge's common share closing price on November 13, 2014 was used in the preparation of the pro forma information. You further state that the value of the consideration will ultimately be based on the closing date share price of Knightsbridge stock on the final date of the combination, which could materially change. As such, please update the share price utilized in the calculation of the bargain purchase gain and the pro forma information on an ongoing basis to reflect any material changes in the share price of Knightsbridge.
In response to the Staff's comment, the Company has updated the share price utilized in the calculation of the bargain purchase gain and the pro forma information on an ongoing basis to reflect any material changes in the share price of Knightsbridge.
8.	We note your disclosure that the calculation of the total estimated purchase price consideration does not consider the Golden Ocean stock options, as you have determined that they will not have a material impact on the purchase price consideration and are therefore not included in the pro forma financial statements. Please tell us and revise your disclosure to describe the consideration you have given to the Knightsbridge restricted stock units and how they have been considered in your pro forma information.
The Company respectfully advises the Staff that Golden Ocean holds 37,290 Knightsbridge restricted stock units, which were not considered to have a material impact on the pro forma information as they will be converted into 5,127 shares in the Combined Company (based on the agreed exchange ratio) upon vesting.
In response to the Staff's comment, the Company has revised the disclosure.
9.	We note that the allocation of the estimated purchase price consideration results in the recognition of a bargain purchase gain. We also note your disclosure that management has reassessed whether it has correctly identified all of the assets acquired and all of the liabilities assumed and this excess of the fair value of the identifiable assets acquired and liabilities assumed over the consideration amount remains. Please revise to disclose a description of the reasons why the transaction resulted in a gain. Your reason should clearly explain why you were able to purchase Golden Ocean for an amount less than the fair value of the assets acquired and liabilities assumed. See ASC 805-30-50-1(f).
In response to the Staff's comment, the Company has revised the disclosure to explain why the transaction resulted in bargain purchase gain and how the Company was able to purchase Golden Ocean for an amount less than the fair value of the assets acquired and liabilities assumed.

Note 4. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments as of June 30,  2014, page 41
(B) Pro Forma Adjustments, page 42
(1) Pro Forma Adjustments, page 43
10.	Refer to (f) on page 43. We note you are making a fair value adjustment related to the difference between the discounted cash flows from existing long term time charter contracts compared to management's estimate for discounted cash flows for similar contracts that could be entered into on June 30, 2014. Please tell us and revise your disclosure to discuss how the $108.5 million adjustment was calculated. Your disclosure should include the significant assumptions that were used to derive the value of the long term time charters at June 30, 2014 and how you arrived at those assumptions.
The Company respectfully advises the Staff that the fair value of long term time charter contracts applies to seven vessels on fixed long term charters (per the combined fleet table on pages 37 to 39 of the Amended Registration Statement) and is calculated as the net present value of the difference between the net charter hires expected to be received from these contracts and management's estimates for similar contracts had they been entered into on June 30, 2014.
The significant assumptions used to derive the value of the long term time charters are the charter rates currently available for similar contracts, the vessel's historical performance and the interest rate used for discounting. Management's estimates of the charter rates currently available for similar contracts are based on the forward curve for freight forward agreements traded on the Baltic Exchange for the relevant vessel type and period and are adjusted for estimated broker commissions. These estimates are then adjusted for the historical performance of the vessel compared to the Baltic Exchange index for that vessel based on management's best estimates.  Based on historical performance for the various vessel types compared to the Baltic Exchange index, management has calculated performance factor in the range of 100% - 105% by dividing actual performance over the Baltic Exchange index performance.
The difference in cash flows between the net charter hires expected to be received from the fixed long term contracts and management's estimates for similar contracts had they been entered into on June 30, 2014 are then discounted at 7% in order to calculate the estimated fair value (please see response to comment 11 below).
The Company further notes that index-linked time charter contracts are considered by management to be market neutral since the index rates are based on spot market performance and that no value has been allocated to these contracts.
In response to the Staff's comment, the Company has revised the referenced disclosure.

11.	Refer to (g) on page 43. You state that the fair value of the obligations under capital leases is based on management's estimate of discounted contractual lease obligations. Please tell us and revise your disclosure to discuss the significant assumptions used in the estimate and the sensitivity aspects of any of the assumptions considered in arriving at the estimated amount.
The Company respectfully advises the Staff that the fair value of obligations under capital lease relates to four vessels chartered in by the Company, each of which may be purchased by the Company at the end of the lease term. The fair value is calculated as the net present value of the estimated payments that will be made under these lease contracts.
The significant assumptions used to derive the fair value of obligations under capital leases are the probability of the Company purchasing the vessel at the end of the lease and the interest rate used for discounting. In order to calculate the fair value of obligations under capital lease, the Company first considered the probability of acquiring the vessel at the end of the lease and concluded that three of the vessels would be redelivered and only one vessel would be acquired. For the three vessels expected to be redelivered, the Company included all periodic lease payments until expected delivery of the vessel, excluding the purchase option, in the calculation of lease obligations. For the vessel to be acquired, the Company included all periodic lease payments and the purchase option in the calculation of lease obligations.
The estimated cash outflows were then discounted using a 7% interest rate.  Management has used this interest rate as it believes that it is a reasonable estimate of the required rate of return in the market based on calculated implied interest rates in recent finance lease proposals that have been observed in the market. This discount rate is consistent with the rate that the management of Knightsbridge and Golden Ocean applied in the calculation of Net Asset Valuations at September 30, 2014.
In response to the Staff's comment, the Company has revised the disclosure.
12.	Also with regard to (g), your disclosure makes reference to the equivalent lease terms as assumed for the capital lease assets in (c) above. It appears this should reference (b). Please revise or advise.
In response to the Staff's comment, the Company has revised the reference on page 56.
13.	Refer to (h) on page 43. Please tell us and revise your disclosure to explain why the estimated fair value of deferred charges has been assessed to be $0.
The Company advises the Staff that the deferred charges were eliminated and reflected in the fair value assessments of the related debt.
In response to the Staff's comment, the Company has revised the disclosure.

Note 5. Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments for the Six Months Ended June 30, 2014, page 44
(A) Adjustments from IFRS to U.S. GAAP, page 44
(2) IFRS to US GAAP Adjustments, page 45
14.	We note your disclosure that one of the IFRS to US GAAP adjustments is for interest expense related to the effective interest for the convertible bond. However, the pro forma statement of operations on page 37 does not appear to include an interest expense adjustment in the column for US GAAP selected adjustments. Please advise or revise accordingly.
In response to the Staff's comment, the Company has revised the disclosure and has split the adjustment of $4.8 million that was previously shown as a Pro Forma adjustment into its two elements being a U. S. GAAP adjustment of $2.9 million and a Pro Forma adjustment of $1.9 million.
The IFRS to U.S. GAAP difference of $2.9 million arises from the fact that Golden Ocean bifurcated the convertible loan and the conversion option and recorded an equity element under IFRS whereas there would be no bifurcation of this equity element under U.S. GAAP. This resulted in the IFRS interest expense being $2.9 million higher than it would have been under U.S. GAAP.
The Pro Forma adjustment comprises of four adjustments;
1)	The Company's management determined that the fair value of the $200.0 million convertible loan was $185.75 million based on the quoted trading price for the bond on June 30, 2014 and calculated that the additional interest expense in the six months ended June 30, 2014 was $1.3 million based on the amortization of the fair value adjustment of $14.25 million. The Company has applied a straight-line amortization method for this element since this approximates the effective interest rate method.
2)	Deferred charges relating to the convertible bond were eliminated and reflected in the fair value assessment of the bond. Golden Ocean has recognized $0.3 million as amortization expense in connection with these deferred charges and so this amount is included as a reduction to interest expense.
3)	The interest expense related to four vessels held under capital lease has been reduced by $2.6 million as a consequence of the fair value adjustment related to the lease obligations as part of the preliminary purchase price allocation. The average implicit rate in these four leases has been reduced from approximately 8.5% to 7% based on management's best estimate for effective cost of financing that could be obtained in the market as of June 30, 2014.
4)	Deferred charges relating to Golden Ocean's long-term debt, excluding the convertible bond, were eliminated and reflected in the fair value assessment of the debt. Golden Ocean has recognized $0.3 million as amortization expense in connection with these deferred charges and so this amount is included as a reduction to interest expense.

(B) Pro Forma Adjustments, page 45
15.	With regard to adjustment (4) related to other gains (losses), net, please explain to us why you believe it is appropriate to include this adjustment within the pro forma adjustments and not within the IFRS to U.S. GAAP adjustments. It appears from your disclosure on page 45 that although this gain was appropriate under IFRS, it would not be appropriate under US GAAP. Please advise or revise accordingly.
In response to the Staff's comment, the Company has moved this adjustment to the IFRS to U.S GAAP adjustments as the Company believes the gain was appropriate under IFRS and would not be appropriate under U.S. GAAP and has revised its disclosure.
In response to the Staff's comment, the Company has revised the disclosure.
16.	With regard to adjustment (5) related to interest expense, please revise to explain how the interest expense adjustment related to the convertible bond has been calculated or determined. Your disclosure should include the interest rate used in the calculation.
In response to the Staff's comment, the Company has revised the disclosure.
Note 6. Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments for the Year Ended December 31, 2013, page 45
(A) Adjustments from IFRS to U.S. GAAP, page 45
17.	Refer to the table presented on page 46. It appears that the Total column does not properly accumulate the amounts from the other two columns. Please revise or advise.
In response to the Staff's comment, the Company has revised the table presented on page 60.
Management's Discussion & Analysis of Financial Condition and Results of Operations of Golden Ocean, page 48
Critical Accounting Policies and Estimates, page 50
Impairment of Long Lived Assets, page 51
18.	We note your disclosure that management tested all vessels for impairment at the end of the first quarter in 2013 due to identified indicators and none of the vessels had recoverable amounts below carrying amounts. We also note that due to an increase in newbuilding prices, second hand values and spot forward rates after the first quarter, no further impairment tests were carried out during 2013. In light of the fact that your disclosures in the interim financial statements do not discuss impairment testing in 2014, please tell us if you have performed an impairment analysis on your vessels during 2014, and if so, please provide us the results of such analysis. If you have not performed an impairment analysis since the first quarter of 2013, please explain to us why not, particularly in light of the disclosures on page 17 that the shipping rates in 2014 have continued to decrease from the high and low in 2013.
The Company respectfully advises the Staff that the Baltic Dry Index, or BDI, figures provided for 2013 included in the Registration Statement on page 17 were not correct as a result of a clerical error, whereby the Company mistakenly listed the figures for the Baltic Capesize Index, or BCI.  The Amended Registration Statement has been corrected and the BDI figures for 2013 and 2014 are now accurately disclosed.  The correct figures accurately disclose that the highs and lows for 2013 and 2014 were similar.

In consideration of the above information and according to IAS 36.9 and as stated in note 2(h) of the 2013 Consolidated Financial Statement, Golden Ocean assesses whether impairment indicators exist at each reporting date. As a result, Golden Ocean considered the indicators in IAS 36.12-13 at the time of preparing the Q2 condensed interim financial information, and concluded that it was not necessary to perform an impairment test.

19.	Also, please supplementally provide us a table which lists the build date, acquired date, and the carrying amount by vessel as of June 30, 2014. In addition, please supplementally provide a list of any vessel whose carrying amount was in excess of the market value, if applicable as of June 30, 2014. Please note that this list does not have to name the specific vessel. Also, please revise your disclosure within the Critical Accounting Policies and Significant Estimates section to state the aggregate amount by which the carrying amount of those vessels exceeded their estimated market values. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, as of June 30, 2014, if you decided to sell all of such vessels. Also, disclose the circumstances under which you would be required to record an impairment loss for those vessels with a carrying value in excess of their estimated fair market values along with the corresponding accounting treatment.
In response to the Staff's comment, the Company has provided in the Amended Registration Statement a table that lists the build date, acquired date, and the carrying amount by vessel as of June 30, 2014. The Company has also provided a list of the vessels whose carrying amount was in excess of the market value, and has revised the disclosures within the Critical Accounting Policies and Estimates section (commencing on page 66) to state the following:
•	the aggregate amount by which the carrying amount of those vessels exceeds their estimated market values as of June 30, 2014; and
•	the circumstances under which the Company will be required to record an impairment loss for those vessels with a carrying values in excess of their estimated fair market value, including the corresponding accounting treatment thereof.
Certain Relationships and Related Party Transactions, page 73
20.	We note your disclosure regarding your relationship with the Hemen Shareholder and the Hemen Related Companies, "including but not limited to, Frontline, Frontline 2012, Seadrill, NADL and Ship Finance." Please identify all related parties in this section. Please also describe and quantify all transactions between these parties, including the fees Knightsbridge paid under the management agreements with Frontline.
In response to the Staff's comment and pursuant to Item 18 of the Form F-4 and Item 7.B of the Form 20-F, the Company has revised its disclosure and identified all related party transactions between the Company or Golden Ocean and a related party in this section and described and quantified all transactions between these parties, including the fees Knightsbridge paid under the management agreements with Frontline.  The Company respectfully advises the Staff that it has not listed all of the parties related to the Hemen Shareholder as it is not required by the Form F-4 and has changed the title of the section to "Related Party Transactions" to more accurately describe the contents of the section.  The Company does not believe that a list of all parties related to the Hemen Shareholder would provide meaningful information to shareholders considering the Merger.

21.	In regard to the April 2014 transaction between Knightsbridge and Frontline 2012, please quantify the total value of the 31 million shares issued as consideration.
The issuance of the 31 million shares was recorded at an aggregate value of $356.8 million based on the closing price of $11.51 per share on September 15, 2014, the closing date of the transaction.
In response to the Staff's comment, the Company has revised the disclosure.
The Merger, page 75
Background and Reasons for the Merger, page 75
22.	We note your disclosure regarding the transaction of 18.6 million shares of Knightsbridge to Frontline 2012 and Karpasia. Please quantify the total value of these shares.
The Company respectfully advises the Staff that the issuance of the 18.6 million shares was recorded at an aggregate value of $233.2 million based on the closing price of $12.54 per share on April 23, 2014, the closing date of the transaction.
 In response to the Staff's comment, the Company has revised the disclosure.
23.	Please provide us with copies of the "board books" and any other materials provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors. Also, please provide us with copies of the engagement letters and tell us, with a view towards revised disclosure, if there were any differences between the oral presentation and the written opinion.
In response to the Staff's comment, the Company has provided under separate cover hard copies of the "board books" and the presentations and materials made and provided by the financial advisors. The Company respectfully advises the Staff that there were no differences between the oral presentation to the boards of directors and the written opinion.
24.	Please explain the significance of being the "only Hemen Related Company within the dry bulk market."
In response to the Staff's comment, please note that the Company has also revised the disclosure on page 93 of the Amended Registration Statement.
25.	To the extent other strategic alternatives or business combinations were considered by either company, please revise this section to discuss if, or when, those alternatives were considered and for what reason those alternatives were not pursued.
In response to the Staff's comment, the Company has clarified in this section on page 94 that no other strategic alternatives or business combinations were considered at the time by either company.
26.	Please revise this entire section so that it provides substantive information about the development of the transaction, so that the recital of dates, telephone calls and meetings mentioned in the present version become a source of meaningful information, such as how the consideration was reached. For example, please explain how the current terms were reached, and which party suggested the consideration that was ultimately agreed upon.
In response to the Staff's comment, the Company has revised this section commencing on page 93 to provide detailed information about the development of the proposed transaction, including disclosure of specific dates, meetings, and how the current terms were reached.

27.	We note your disclosure that "the management teams presented a possible structure to the respective boards at meetings held in Bermuda on September 18, 2014." Please confirm that this structure is the same as the current one being pursued.
The Company confirms that the structure discussed on September 18, 2014 is the same as the current one being pursued.
28.	We note your disclosure that "[f]ollowing these discussions and the valuation of the companies as of September 30, 2014, both boards determined on October 7, 2014 to enter into the Merger Agreement . . . ." Please revise to discuss what type financial data was reviewed in order to make this determination and provide us with any relevant materials.
In response to the Staff's comment, the Company has revised this section to describe the financial data that was reviewed in order to make this determination.   The Company also respectfully advises the Staff that in response to comment 23, the Company has supplementally provided the financial data that was reviewed by both boards.
Opinion of Golden Ocean's Financial Advisor, Fearnley Securities AS, page 75
Opinion of Knightsbridge's Financial Advisor, Pareto Securities Inc., page 76
29.	We note your disclosure that "[t]he summary of the written opinion of Fearnley contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion." Please tell us where this summary is located, or revise the prospectus to summarize the opinion. Please do the same for the Pareto opinion.
In response to the Staff's comment, the Company has provided summaries of the Fearnley and Pareto opinions beginning on pages 95 and 100.
30.	With respect to each of Fearnley and Pareto, please provide the following disclosure:
•	The qualifications and method of selection of the financial advisor;
•	Any material relationship that existed during the last two years or is contemplated, and any compensation received or to be received as a result of any such relationship between the financial advisor and the subject company;
•	Whether the subject company or the financial advisor recommended the consideration;
•	The procedures followed in preparing the opinion;
•	The findings and recommendations set forth in the opinion;
•	The bases for and methods of arriving at such findings and recommendations;
•	Any instructions received from the subject company; and
•	Any limitation imposed by the subject company on the scope of the financial advisor's investigation.

See Item 1015(b) of Regulation M-A.
In response to the Staff's comment, the Company has provided the requested information on commencing on pages 95 and 100.
31.	Please describe the particular financial analyses that each of Fearnley and Pareto conducted to arrive at their fairness opinion and any material underlying data and information. Describe why the particular analyses were used and why particular measures or methodologies were chosen for each analysis. Explain in concise and understandable language what the financial advisor did and how the analyses and conclusions are relevant to stockholders and to the consideration that they are receiving in the merger. Your discussion should include the financial advisor's comparison of Knightsbridge and Golden Ocean to certain other publicly traded companies and the comparison of the proposed merger to other mergers and acquisitions.
In response to the Staff's comment, the Company has provided the requested information on pages 97 to 99 and 102 to 107.  Please note that the financial advisor's did not perform a comparison or analysis of Knightsbridge and Golden Ocean to certain other publicly traded companies or a comparison of the proposed merger to other mergers and acquisitions.
The Knightsbridge Special General Meeting, page 80
Solicitation of Proxies, page 81
32.	We note your disclosure that proxies may be solicited by mail, telephone, or in person. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by in person interview or telephone.
The Company confirms that it will file all written soliciting materials, if any, including any scripts to be used in soliciting proxies by in person interview or telephone.
Information about the Companies, page 85
Other Important Information Regarding Knightsbridge, page 86
33.	Please provide the appropriate consents of the directors you have selected pursuant to Rule 438, or tell us when you propose to update your filing to include this information.
The Company advises the staff that the appropriate consents of directors have been provided in the Amended Registration Statement.

Material United States Federal Income Tax Consequences of the Merger, page 89
34.	We note your disclosure on page 90 that "[t]he parties intend for the Merger to be treated as a tax-free 'reorganization' for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code," and note that other portions of the opinion assume the Merger will constitute a 368(a) reorganization. Please have counsel opine that the Merger will be treated as a tax-free reorganization under 368(a) of the Code.
In response to the Staff's comment, we have included an opinion from counsel that the Merger will be treated as a tax-free reorganization under 368(a) of the Code.
Condensed Interim financial information, page F-1
35.	Please revise the title on your index page and your consolidated comprehensive income statement on page F-2 to state the entity for which the financial information is being presented.
In response to the Staff's comment, the Company has revised the title in both places in the Amended Registration Statement.
Note 4. Other Gains (Losses) Net, page F-6
36.	We note your disclosure that the refundable installments on cancelled newbuildings have been reclassified from a non-financial asset to a financial asset based on the outcome of the arbitration in the quarter. The asset has been measured at fair value resulting in a recognized net gain of $7.5 million in the quarter. Please explain to us and revise to disclosure how you determined the fair value of this asset, including why a gain was recognized. Also, please revise your disclosures in Note 22 to include the fair value measurement disclosures required by IFRS 13 as they apply to this financial asset.
The Company respectfully advises the Staff that it was permitted to cancel each of nine newbuilding contracts if there was a delay in the agreed construction schedule that was caused by the shipyard. Upon such cancellation, the Company believed it was entitled to a full refund of all installments paid under the contract and payment of accrued interest on those installments. As of December 31, 2013, the Company had cancelled each of the nine newbuilding contracts and the shipyard had disputed each cancellation and taken all nine to arbitration.

In second quarter of 2014, Golden Ocean was awarded refunds against the shipyard on seven contracts, including accrued interest of 5%, and refunds of installments only on two contracts. Prior to these awards, Golden Ocean had continued to account for the installments as a non-financial asset because its contractual right to cancel the contracts and receive cash was in dispute.

Following the arbitration awards in favor of Golden Ocean, it then accounted for its rights under all nine contracts as financial assets because an enforceable contractual right to receive cash had been established. Only once the enforceability of Golden Ocean's right to cash had been established was the definition of a financial asset in IAS 32.11 satisfied. Once the asset met the definition of a financial asset it was initially measured at fair value in accordance with IAS 39.43. The difference between the estimated fair value and the carrying value on the nine contracts for which Golden Ocean was awarded refunds was a net gain of $10.5 million. Payment on the first two contracts was received in the second quarter of 2014. The net gain on the receivables related to the remaining contracts outstanding at June 30, 2014 was $7.5 million. This credit did not represent a liability under any IFRS standard or under the Concept Framework and so could not be deferred on the balance sheet. No IFRS standard permits or requires this credit to be reported in other comprehensive income, and neither did this result from a transaction from shareholders so it could not be reported in equity.  A gain was, therefore, reported because IFRS does not permit or require any other treatment.

Subsequent to its initial recognition, this financial asset was measured at amortized cost rather than fair value in accordance with IAS 39.46a). IFRS 13 only requires disclosure of fair value measurements when items are measured at fair value subsequent to initial recognition (IFRS 13.91) and so no IFRS 13 disclosures have been given for this initial fair value measurement and Note 22 has not been updated in this respect.
In response to the Staff's comment the Company has revised its disclosure in Note 4 to the interim financial information, in order to better explain the current accounting treatment.  The table in Note 24 to the same interim financial information has also been updated to reflect the gain of $ 10.5 million consistent with the description in Note 4.
Golden Ocean Audited Financial Statements for the Year Ended December 31, 2013  Note 3. Segment Information, page F-34
37.	We note from your disclosure in Note 3 that you recognized operating revenue in 2013 related to a non-performance settlement of a ten year charter of $30 million. We further note that this amount is presented as part of revenue on the face of your consolidated comprehensive income statement. Please provide us more details of the nature of this settlement and tell us why you believe this amount is appropriate to recognize as revenue under IFRS.
The Company respectfully advises the Staff that other revenues of $30.0 million in the second quarter of 2013 relate to the settlement of a claim made by Golden Ocean against a charterer of one of its vessels for non-performance under a long term charter contract. Golden Ocean had entered into a ten year contract for a newbuilding vessel, the Golden Future, but the charterer did not accept delivery of the vessel at the start of its intended charter. Golden Ocean pursued the claim in the High Court in London and ultimately accepted a settlement in the amount of $30.0 million from the charterer and recorded this as revenues when the cash was received.
The management of Golden Ocean noted that this settlement was related to a time charter contract, which is one of the company's ongoing operations and that it is not unusual for there to be an issue with a charterer of a vessel under such contracts. On that basis, the management of Golden Ocean believes that the resolution and collection of settlements for breach of time charter contracts is part of its revenue earning activities (per IAS 18.7, which considers revenue to be the inflow of economic benefits arising in the course of the ordinary activities) and that it is not a peripheral transaction that would be classified as a gain outside of revenue.
Opinion of Pareto Securities, Appendix E
38.	We note the reference to reviewed vessel appraisals from four different independent ship brokers in subpart ii. Information about any reports, opinions, or appraisals that are materially related to the merger and referred to in the registration statement must be disclosed in the registration statement and filed as an exhibit. Please consider the need to provide additional disclosure about the appraisals and provide us a copy for review. Please do the same for the vessel appraisals from the three ship brokers in subpart vi of the Fearnley opinion.
In response to the Staff's comment, the Company has added disclosure about the appraisals relied upon by Pareto Securities and Fearnley Securities on page 107 and has added copies of the actual appraisal as Appendix G to the Amended Registration Statement.  Please note that due to a clerical error, the Fearnley opinion only mentioned three vessel appraisals and that while the appraisal values provided to the Company were as of September 30, 2014, the Platou certificate was not issued until October 13, 2014. The Amended Registration Statement has been corrected and the Fearnley Opinion now mentions four vessel appraisals.

Exhibit Index
39.	Please file the administrative management contract and the agency agreement, both of which are described on page 73, and the commercial agreement between Golden Ocean and Ship Finance and the charter contracts, both of which are described on page 74, as exhibits to the registration statement, or tell us why you do not believe you are required to do so.
The Company respectfully advises the Staff that it has not included the administrative management contract, agency agreement and the commercial agreement between Golden Ocean and Ship Finance and the charter contracts (altogether, the "Agreements") as exhibits to the Amended Registration Statement because the Company believes it is not required to file these Agreements under Item 601(b)(10) of Regulation S-K.
Item 601(b)(10) requires contracts "not made in the ordinary course of business which is material to the registrant" to be filed as exhibits with a registration statement.  Shipping companies routinely enter into contracts similar to the Agreements with related parties and third-parties.  These agreements are also not material. Golden Ocean had revenues in 2013 of $308 million and the management fees referred to in this comment were less than 0.25% of Golden Ocean's 2013 revenues.  Furthermore, the charter contracts referred to in this comment resulted in a profit of $0.8 million revenues and were related to four vessels traded during a joint venture owned together with an unrelated party, of which Golden Ocean owns 50%, and which is less than 0.125% of Golden Ocean's 2013 revenues and traded as part of the ordinary course of business.  All of the Agreements were made in the ordinary course of business and are not material and the Company respectfully does not believe they are required to be filed as exhibits.
Form 20-F for the Fiscal Year Ended December 31, 2013
Item 7. Major Shareholders and Related Party Transactions, page 43
B. Related Party Transactions, page 44
40.	We note your disclosure here that in March 2012, Golden Ocean sold its "entire holding of shares in the Company and Golden Ocean is no longer considered to be a related party." Please revise to disclose the prior relationship between Golden Ocean and Knightsbridge in the F-4.
In response to the Staff's comment, the Company has added disclosure on page 92, about the relationship between Golden Ocean and Knightsbridge.

Form 6-K
Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2014, page 1
Results of Operations, page 2
41.
We note your disclosure that in March 2014 and June 2014, the Company received $9.7 million and $3.2 million, respectively, as partial settlement of claims for unpaid charter hire and damages for Golden Zhejiang. $1.9 million of the amount received in March 2014 was recorded as time charter revenue as it related to unrecognized time charter revenue in respect of services previously rendered. The balance of $7.8 million and the full amount received in June 2014 was recorded as other operating income. In light of the fact that this other operating income is presented as part of revenues on the face of the statement of operations, please explain to us why you believe it is appropriate to record the remaining $11 million settlement as part of revenue.

The Company advises the Staff that this settlement was related to a time charter contract, which is one of the Company's ongoing operations and that it is not unusual for there to be an issue with a charterer of a vessel under such contracts. On that basis, the Company believes that the resolution and collection of settlements for breach of time charter contracts is part of the Company's revenue earning activities and is not a peripheral transaction that would be classified as a gain outside of revenue.  We refer to CON 6, paragraphs 78 and 82.

If you have any questions or comments concerning the above and the enclosed, please feel free to telephone the undersigned at (212) 574-1420 or Evan Preponis at (212) 574-1438.
Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Robert Lustrin
Robert Lustrin

cc:	Ms. Inger Klemp, Chief Financial Officer
Knightsbridge Shipping Limited
Ms. Birgitte Vartdal, Chief Financial Officer
Golden Ocean Management AS